June 6, 2025

Aaron S. Halfacre
President and Chief Executive Officer
Modiv Industrial, Inc.
2195 South Downing Street
Denver, CO 80210

       Re: Modiv Industrial, Inc.
           Registration Statement on Form S-3
           Filed May 30, 2025
           File No. 333-287684
Dear Aaron S. Halfacre:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Andrew P. Campbell, Esq.